Direct Line 852 2680 8305
Direct Fax 852 2680 8360

BY REGISTERED POST

06012703

13 April 2006

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010~~)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Connected Transaction dated 12 April 2006

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/jc

CoSec\Correspondence\announcement distribution – connected transactions 0406

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company, entered into an agreement in writing with Kerry Properties on 12 April 2006, whereby SCMPP was engaged to publish three issues of "The Dress Circle" magazine for Kerry Properties (the "Transaction").

Kerry Properties is a subsidiary of Kerry Group Limited. As Kerry Group Limited is a connected person of the Company, the Transaction constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transaction are more than 0.1% but less than 2.5%, the Transaction is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but do not require the approval of the Company's independent shareholders. Details of the Transaction will be included in the next published annual report and accounts of the Company.

PUBLICATION SERVICE AGREEMENT

Date:	12 April 2006
Parties:	SCMPP and Kerry Properties
Transaction:	SCMPP will publish three issues of "The Dress Circle" magazine for Kerry Properties in 2006.
Service Fees:	A maximum total service fee of HK$1,821,000 (HK$607,000 for each of the three issues) is payable by Kerry Properties to SCMPP under the Agreement.
Termination of Agreement:	Kerry Properties may terminate the Agreement by giving notice to SCMPP four weeks before commencement of the production of the second or third issue of the magazine.

CONNECTED TRANSACTION

Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 38.52% of the Company's issued share capital as at the date of this announcement. Kerry Properties is a subsidiary of Kerry Group Limited. Accordingly, Kerry Group Limited and Kerry Properties are connected persons (as defined in the Listing Rules) of the Company and the Transaction constitutes a connected transaction for the Company.

The service fees were determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services under the Transaction.

The total maximum amount of service fee receivable under the Agreement is HK$1,821,000. As the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transaction are more than 0.1% but less than 2.5%, the Transaction is subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but do not require the approval of the Company's independent shareholders. Details of the Transaction will be included in the next published annual report and accounts of the Company.

OPINION OF THE DIRECTORS

The terms of the Agreement were arrived at after arm's length negotiations between the parties. The Directors, including independent non-executive Directors of the Company, are of the view that the Transaction is conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, are fair and reasonable so far as the Company and the shareholders of the Company are concerned and are in the interests of the Company and the shareholders of the Company as a whole.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTION

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications. The Group is also involved in video and film post-production and property investment through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post, Sunday Morning Post* and other print and digital publications.

Kerry Properties is an investment holding company. Kerry Properties and its subsidiaries are principally engaged in property development and investment, logistics, freight, warehouse ownership and operations, infrastructure-related investment and hotel ownership. Kerry Group Limited is an investment holding company.

The provision of publication services is in the ordinary and usual course of business of the Group. The terms of the Agreement were arrived at after arm's length negotiations between the parties. The Directors, including the independent non-executive Directors, consider that the Transaction is conducted on normal commercial terms and is beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

OTHER INFORMATION

The Company announced on 3 June 2005 that SCMPP and Kerry Properties entered into an agreement dated 14 October 2004, whereby SCMPP was engaged to publish four issues of "The Dress Circle" magazine for Kerry Properties. The agreement has been fully performed with four issues of the magazine published in December 2004, April 2005, August 2005 and January 2006. Total service fee received/receivable from Kerry Properties under the agreement dated 14 October 2004 was HK$1,999,405 of which HK$498,305 and HK$989,100 were received in the financial year ended 31 December 2004 and 2005, respectively and HK$512,000 was received/receivable during the financial year ending 31 December 2006. The total service fee received under the agreement dated 14 October 2004 for the financial year ended 31 December 2005 does not exceed the annual cap of HK$2 million as stated in the Company's announcement dated 3 June 2005.

DEFINITIONS

"Agreement"	Publication Service Agreement dated 12 April 2006 between SCMPP and Kerry Properties
"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed in the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Kerry Properties"	Kerry Properties Limited, a subsidiary of Kerry Group Limited and whose shares are listed in the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 12 April 2006

As at the date hereof, the Board comprises:
Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Dr. The Hon. Sir David Li Kwok Po

* *For identification purpose only*